COMPANY AGREEMENT
OF
POSSUM TROT FILM, LLC

THIS COMPANY AGREEMENT (as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof, this "Agreement") of Possum Trot Film, LLC, a Texas limited liability company (the "Company"), is dated effective as of October 15, 2021 by and among the Company, the Members that are party hereto and any other Member who becomes a party hereto from time to time (each of such Members and Company, a "Party" and collectively, the "Parties").

WHEREAS, the Company was formed as a limited liability company by the filing of a Certificate of Formation dated October 15, 2021 (the "Certificate").

WHEREAS, Impact Investing Charitable Foundation, Inc. and its affiliates, including Impact Investing Charitable Trust (collectively, "Impact Foundation") are organized exclusively for charitable, educational, and scientific purposes within the meaning of Section 501(c)(3) of the Code.

WHEREAS, the Company furthers an important aspect of the mission of Impact Foundation by developing, producing, filming, and releasing a film and other media with a redemptive message; specifically, the central purpose of the Company is to leverage film and other media to increase awareness, action, and funding to help reverse the foster crisis in America.

Agreement

NOW, THEREFORE, in consideration of the mutual promises and agreements made in this Agreement and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1.   Definitions. Capitalized terms used in this Agreement (including Exhibits and Schedules hereto) but not defined in the body hereof shall have the meanings ascribed to them in Exhibit A.

Section 1.2.   Construction. Unless the context requires otherwise: (a) pronouns in the masculine, feminine and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa; (b) the term "including" shall be construed to be expansive rather than limiting in nature and to mean "including, without limitation," (except to the extent the context otherwise provides); (c) references to Articles and Sections refer to Articles and Sections of this Agreement; (d) the words "this Agreement," "herein," "hereof," "hereby," "hereunder" and words of similar import refer to this Agreement as a whole, including the Exhibits and Schedules attached hereto, and not to any particular subdivision unless expressly so limited; and (e) references to the Exhibits and Schedules are to the items identified separately in writing by the parties hereto as the described Exhibits or Schedules attached to this Agreement, each of which is hereby incorporated herein and made a part hereof for all purposes as if set forth in full herein.

ARTICLE II
GENERAL PROVISIONS

Section 2.1.   Name. The Company shall conduct its activities under the name "Possum Trot Film, LLC". The business of the Company may be conducted upon compliance with all applicable Laws under any other name designated by the Board of Managers. The Board of Managers may change the name of the Company from time to time, in accordance with applicable Law, and will promptly give written notice of any such change to the Members.

Section 2.2.   Term. The term of the Company commenced on the date the Certificate was filed in the state of Texas, and shall continue in perpetuity; provided that the Company may be dissolved, wound up and terminated in accordance with Article XIII.

Section 2.3.   Purpose; Powers. The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which limited liability companies may be organized under the Act, including but not limited to developing, producing, filming, and releasing a film and other media with a redemptive message; specifically, the central purpose of the Company is to leverage film and other media to increase awareness, action, and funding to help reverse the foster crisis in America. The Company has the power and authority to take any and all actions and engage in any and all activities necessary or incidental to the accomplishment of the foregoing purposes, except as limited by restrictions in Section 9.2 below and as follows:

(a)   Private Benefit. Earnings of the Company may not inure to the benefit of, or be distributable to its Board of Managers, or other Persons, except to the extent that the Company is authorized under applicable Law to pay reasonable compensation for employment or services rendered and to make payments and distributions in furtherance of the purposes set forth in this Agreement.

(b)   Political Activity. The Company shall not attempt to influence legislation, including without limitation the carrying on of propaganda, as a substantial part of the Company's activities. The Company shall not participate or intervene in any political campaign on behalf of or in opposition to a candidate for public office, including without limitation the publishing or distribution of statements.

Section 2.4.   Place of Business. The principal place of business of the Company will be located at 704 Virginia Avenue, Nacogdoches, TX, 75964 and the Company's business will be conducted from, such place or places within or outside the State of Texas as the Board of Managers may from time to time designate.

Section 2.5.   Registered Agent and Office. The Company's registered office and registered agent for service of process in the State of Texas shall be Joshua Weigel at 704 Virginia Avenue, Nacogdoches, TX, 75964. The Board of Managers may at any time designate another registered agent and/or registered office.

Section 2.6.   Foreign Qualification. Prior to the Company's conducting business in any jurisdiction other than Texas, the Board of Managers shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Board of Managers, with all requirements necessary to qualify the Company as a foreign entity in that jurisdiction if such qualification is required. Each officer and Board of Managers of the Company and any other Person designated by the Board of Managers, as an authorized person within the meaning of the Act, shall have the power and authority to execute, file and publish any certificates, notices, statements or other documents (and any amendments and/or restatement thereof) necessary to permit the Company to conduct business as a limited liability company in each jurisdiction where the Company elects to do business. At the request of the Board of Managers, each Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and/or terminate the Company as a foreign entity in all such jurisdictions in which the Company may conduct business, provided that no Member shall be required to file any general consent to service of process or to qualify as a foreign corporation, limited liability company, partnership or other entity in any jurisdiction in which it is not already so qualified.

Section 2.7.   Title to Assets. Title to assets of the Company shall be in the name of the Company. Except as otherwise expressly provided in this Agreement, no Member shall have any right to the assets of the Company or any ownership interest in those assets except indirectly as a result of a Member's ownership of Membership Interests, and no Member shall have any right to partition any assets of the Company or any right to receive any specific assets on liquidation of the Company or on any other distribution from the Company.

Section 2.8.   Fiscal Year. The Company operates on a fiscal year basis ending on December 31 (the "Fiscal Year"). The Board of Managers may change the Fiscal Year of the Company from time to time, in accordance with applicable Law, and will promptly give written notice of any such change to the Members.

Section 2.9.   Value Determinations. With respect to any matters provided hereunder as to which a Member's rights are determined based upon the value of its Membership Interests, the Board of Managers may, in good faith and after taking into account all factors that it deems relevant, make such determinations of value with respect thereto or cause the Company to engage from time to time a nationally recognized financial advisory or valuation firm to make such determinations of value with respect thereto. The Company shall pay all expenses incurred in connection with such valuations.

Section 2.10.   No State-Law Partnership. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member, director or officer shall be a partner or joint venturer of any other Member, director or officer, for any purposes other than federal tax purposes and, if applicable, state or local income tax purposes, and this Agreement shall not be construed to the contrary.

ARTICLE III
MEMBERS

Section 3.1.   Members; Membership Interests.

(a)   Classes. The Membership Interests may be divided into one or more classes or series, with each class or series having the rights and privileges, including voting rights, if any, as set forth in this Agreement. As of the date of this Agreement, the Membership Interests consist of the Class A Interests and the Class B Interests. Ownership of Membership Interests shall not entitle a Member to call for a partition or division of any property of the Company or for any accounting. Solely with respect to any matter required by the Act or this Agreement to be submitted to a vote of the Members, Members holding Class A Interests shall have the right to their Class A Interest as to such matter. Class B Interests shall be non-voting Membership Interests and no Members holding Class B Interests shall have any right to vote on or consent to any matters, except as otherwise noted in Sections 9.2 and Section 14.5.

(b)   Members. The names and addresses of the Members and the number and type of Membership Interests held by each Member effective immediately following the execution of this Agreement, are set forth on Schedule I hereto (as may be updated from time to time, the "Register of Members"). The Board of Managers shall update the Register of Members and ensure that it accurately reflects the information to be provided for therein. Any amendment or revision to the Register of Members made in accordance with this Agreement shall not be deemed an amendment to this Agreement and shall not require Member approval.

(c)   Additional Membership Interests. The Company (acting with the approval of the Board of Managers) may issue from time to time additional Class A Interests and Class B Interests in accordance with Section 3.1(a). The Company (acting with the approval of the Board of Managers) may create from time to time one or more additional classes or series of Membership Interests with such designations, preferences, rights, powers and duties as the Board of Managers shall determine, subject to Section 14.5.

(d)   Repurchase of Membership Interests. The Board of Managers shall have the authority to cause the Company to repurchase, redeem or cancel Membership Interests pursuant to the terms of this Agreement.

(e)   Certificates. Unless and until the Board of Managers shall determine otherwise, the Membership Interests shall be uncertificated and recorded in the Register of Members.

Section 3.2.   Transfers of Membership Interests. No Member, nor any spouse of a Member, Personal Representative of a Member or other legal representative or agent of a Member, may Transfer all or any portion of such Member's Membership Interests, except in compliance with this Article III and Article IV. Each of the Members agrees that the restrictions contained in this Agreement are fair and reasonable and in the best interest of the Company and the Members.

Section 3.3.   Admission of Additional Members. A Person that acquires Membership Interests pursuant to a Transfer or pursuant to the issuance to such Person by the Company of Membership Interests in accordance with the provisions hereof, shall be deemed admitted as a Member (if such Person is not already a Member) at the time such Person (i) shall have executed and delivered to the Company a written agreement to be bound by all of terms and provisions of this Agreement ("Addendum Agreement") or a counterpart of this Agreement and any other documents that the Board of Managers may reasonably request and (ii) is named as a Member in the Register of Members. Except to the extent otherwise specified herein, no Person shall be admitted to the Company as an additional Member without the prior consent of the Board of Managers.

Section 3.4.   Information.

(a)   Each Member shall, in its capacity as a Member, be entitled to obtain any information relating to the Company as reasonably may be requested by such Member or to the extent required by the Act. To the extent a Member receives any such information, such Member shall be subject to the provisions of Section 3.4(b). The Board of Managers shall have access to all information regarding the Company.

(b)   In furtherance of and not in limitation of any other similar agreement such Member may have with the Company, each Member agrees that all Confidential Information shall be kept confidential by such Member and shall not be disclosed by such Member in any manner whatsoever; provided, however, that (i) any of such Confidential Information may be disclosed by (x) a Member that is not a natural Person to its directors, managers, officers, employees and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors) of such Member or (y) a Member who is a natural Person to his or her spouse, Personal Representatives or other legal representatives, and to other authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors) of such Member (collectively in each case of clause (x) and clause (y), for purposes of this Section 3.4(b), "Representatives") who need to be provided such Confidential Information, each of which Representatives shall be deemed to be bound by the provisions of this Section 3.4(b) and such Member shall be responsible for any breach of this provision by any such Representative, (ii) any disclosure of Confidential Information may be made by a Member or its Representatives to the extent the Board of Managers consents in writing, (iii) Confidential Information may be disclosed by a Member or its Representatives to a potential Permitted Transferee, who shall agree to be bound by the provisions of this Section 3.4(b) or a confidentiality agreement having restrictions substantially similar to this Section 3.4(b), (iv) Confidential Information may be disclosed by any Member or its Representative to the extent that the Member or its Representative has received advice from its counsel that it is legally compelled to do so or is required to do so to comply with applicable Law or legal or judicial process; *provided, further*, that, prior to making such disclosure, such Member or Representative, as the case may be, uses commercially reasonable efforts to preserve the confidentiality of the Confidential Information, including consulting with the Board of Managers regarding such disclosure and, if reasonably requested by the Board of Managers, assisting the Company, at the Company's expense, in seeking a protective order to prevent the requested disclosure, and provided further that such Member or Representative, as the case may be, discloses only that portion of the Confidential Information as is, based on the advice of its counsel, legally required to be disclosed, and (v) Confidential Information may be disclosed by a Member or its Representatives if and to the extent expressly permitted to be disclosed pursuant to any other agreement.

Section 3.5.   Cessation of Membership Interest. A Member shall automatically cease to be a Member upon Transfer of all of such Member's Membership Interests in accordance with this Agreement. Immediately upon any such Transfer, the Board of Managers shall cause such Member's name to be removed from the Register of Members.

ARTICLE IV
TRANSFERABILITY OF MEMBERSHIP INTERESTS

Section 4.1.   General Restrictions on Transfer of Membership Interests.

(a)   No Member may Transfer its Membership Interests, except (i) a Transfer by a Member to a Permitted Transferee of such Member in accordance with this Agreement or (ii) a Transfer with the written consent of the Board of Managers.

(b)   Transfers of Membership Interests may only be made in strict compliance with all applicable terms of this Agreement, and, to the fullest extent permitted by Law, any purported Transfer of Membership Interests that do not so comply with all applicable terms of this Agreement shall be null and void and of no force or effect, and the Company shall not recognize or be bound by any such purported Transfer and shall not effect any such purported Transfer in the Register of Members or otherwise reflect such Transfer in the Capital Accounts of the Members.

(c)   Transfers of Membership Interests made in accordance with this Agreement shall be effected by such documents and instruments as are necessary to comply with the Act and other applicable Laws of Texas, including the Addendum Agreement or such other form of instrument of Transfer as may be approved by the Board of Managers in its discretion.

(d)   Notwithstanding any other provision in this Agreement, each Member agrees that he, she, or it will not, directly or indirectly, Transfer any of the Member's Membership Interests: (i) if such Transfer would cause a termination of the Company for federal income tax purposes; (ii) if such Transfer would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; (iii) if such Transfer would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company; or (iv) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws and then, if requested by the Company, only upon delivery to the Company of an opinion of counsel to the effect that such Transfer may be effected without registration under such securities laws.

Section 4.2. Other Transfer Restrictions.

(a) Unless admitted as a Substituted Member, no Transferee, whether by a voluntary Transfer, by operation of Law or otherwise, shall have any rights hereunder.

(b) The Member(s) effecting any Transfer of Membership Interests permitted hereunder shall pay all reasonable costs and expenses, including attorneys' fees and disbursements, incurred by the Company in connection with such Transfer.

(c) No Transfer of Membership Interests may be made or recorded in the Register of Members unless the Transferee shall deliver to the Company notice of such Transfer, including an Addendum Agreement (if such Transferee is not already a party hereto) and any other documentation and agreements related to the Transfer as reasonably may be requested by the Board of Managers.

(d) No Member may withdraw from the Company. A Member shall cease to be a member of the Company as a result of a permitted Transfer of all of such Member's Membership Interests, in accordance with this Article IV and the Transferee(s) of such Membership Interests being admitted to the Company as a Substituted Member. Following such cessation, no Member shall have any rights or obligations under this Agreement (other than Sections 3.4(b), 9.7, 9.8 and Article XIV). No Member shall be entitled to receive any distribution from the Company for any reason or upon any event, except as expressly set forth in Articles IV, VII and XIII.

Section 4.3. Substituted Members.

(a) No Member shall have the right to substitute a Transferee as a Member in its place with respect to any Membership Interests so Transferred unless such Transfer is made in compliance with the terms of this Agreement.

(b) A Transferee of Membership Interests who has been admitted as a substituted Member in accordance with this Section 4.3 (a "Substituted Member") shall have all the rights and powers and be subject to all the restrictions and liabilities of the Transferring Member with respect to the Transferred Membership Interests under this Agreement.

(c) Admission of a Substituted Member (including a Permitted Transferee) shall become effective on the date such Person (i) executes an Addendum Agreement or a counterpart of this Agreement and any other documents that the Board of Managers may reasonably request and (ii) is named as a Member in the Register of Members. Upon the admission of a Substituted Member, (y) the Company shall amend the Register of Members to reflect the name and address of, and number (and class) of Membership Interests held by, such Substituted Member and to eliminate or adjust, if necessary, the name, address and interest of the Transferring Member (such revisions to be completed within 30 days of the closing of the permitted Transfer) and (z) to the extent of the Transfer to such Substituted Member, the Transferring Member shall be relieved of its obligations under this Agreement. Except to the extent otherwise specified herein, no Person shall be admitted to the Company as a Substituted Member without the prior consent of the Board of Managers (it being understood that no such consent shall be required in connection with a Transfer to a Permitted Transferee in compliance with Section 4.1).

Section 4.4. Specific Performance. Each of the parties to this Agreement acknowledges that it shall be impossible to measure in money damages to the Company or the Members, if any of them or any Transferee or any legal representative of any party hereto fails to comply with any of the restrictions or obligations imposed by this Article IV, that every such restriction or obligation is material, and that in the event of any such failure, neither the Company nor the Members shall have an adequate remedy at law or in damages. Therefore, each party hereto consents to the issuance of an injunction or the enforcement of other equitable remedies against it at the suit of an aggrieved party without the posting of any bond or other equity security, to compel specific performance of all of the terms of this Article IV and to prevent any Transfer of Membership Interests in contravention of any terms of this Article IV, and waives, any defenses thereto, including the defenses of: (i) failure of consideration; (ii) breach of any other provision of this Agreement; and (iii) availability of relief in damages.

Section 4.5.   Redemption of Membership Interests. Unless the Board of Managers otherwise agrees, in the event of a redemption by the Company of Membership Interests of any class, the Board of Managers shall cause the Company to redeem Membership Interests held by each Member of such class such that the redemption would have an equivalent economic effect for the Members holding Membership Interests of such class as if the consideration for such redemption or repurchase had been distributed to the Members of such class pursuant to Section 7.1.

ARTICLE V
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 5.1.   Capital Contributions; Membership Interests.

(a)   On or prior to the date hereof, one or more Members have made to the Company (and the Company has received) one or more Capital Contributions. As of the date hereof, each of the Members owns the class and percentage of Membership Interests as set forth in the Register of Members. As of the date hereof, the Capital Account of each of the Members is the aggregate amount of such Member's Capital Contributions as set forth in the Register of Members.

(b)   No Member shall be required to make any additional capital contributions to the Company.

Section 5.2.   Return of Contributions. Except and only to the extent as otherwise provided in Article VII, (a) a Member is not entitled to the return of any part of its Capital Contributions or to be paid interest in respect of its Capital Contributions, (b) an unrepaid Capital Contribution is not a liability of the Company or of any Member, and (c) a Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

Section 5.3.   Capital Account. A separate capital account shall be established and maintained for each Member in accordance with this Section 5.3 and the other provisions of this Agreement (a "Capital Account"). Each Capital Account shall be established and maintained in accordance with the following provisions:

(a)   Each Member's Capital Account shall be increased by the amount of: (i) such Member's Capital Contributions, including such Member's initial Capital Contribution; (ii) any Net Income or other item of income or gain allocated to such Member pursuant to Article VIII; and (iii) any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by: (i) the cash amount or Book Value of any property distributed to such Member pursuant to Article VII and Section 13.2(b); (ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to Article VIII; and (iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

Section 5.4.   Succession Upon Transfer. In the event that any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interests and, subject to Section 8.4, shall receive allocations and distributions pursuant to Article VII, Article VIII, and Article IX in respect of such Units.

Section 5.5.   Negative Capital Accounts. In the event that any Member shall have a deficit balance in his, her or its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 5.6.   No Withdrawal. No Member shall be entitled to withdraw any part of his, her or its Capital Account or to receive any distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary, or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section 5.7.   Treatment of Loans from Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 5.3(a)(iii), if applicable.

Section 5.8.   Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Board determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Board may authorize such modifications.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES

Section 6.1.   Members' Representations and Warranties. Each Member represents and warrants (severally and not jointly, and solely as to itself, himself or herself) to the Company and the other Members that, as of the date hereof:

(a)   if such Member is an entity, such Member is duly organized and validly existing under the Laws of its jurisdiction of organization and such Member has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution, delivery, and performance by such Member of this Agreement have been duly authorized by all necessary action;

(b)   if such Member is a natural Person, such Member has the legal capacity to execute and deliver this Agreement and to perform his or her obligations hereunder;

(c)   this Agreement has been duly and validly executed and delivered by such Member and constitutes the binding obligation of such Member enforceable against such Member in accordance with its terms, subject to Creditors' Rights;

(d)   the execution, delivery, and performance by such Member of this Agreement will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of Law to which such Member is subject, (ii) violate any order, judgment, or decree applicable to such Member, or (iii) conflict with, or result in a breach or default under, any contract to which such Member is a party or, if such Member is an entity, any term or condition of its certificate of incorporation or by-laws, certificate of limited partnership or partnership agreement, or certificate of formation or limited liability company agreement, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on such Member's ability to satisfy its obligations hereunder;

(e)   no consent, approval, permit, license, order or authorization of, filing with, or notice or other action to, with or by any Governmental Authority or any other Person, is necessary, on the part of such Member to perform its obligations hereunder or to authorize the execution, delivery and performance by such Member of its obligations hereunder, except where such consent, approval, permit, license, order, authorization, filing or notice would not reasonably be expected to, individually or in the aggregate, have an adverse effect on such Member's ability to satisfy its obligations hereunder or under any agreement or other instrument to which such Member is a party;

(f)   such Member is acquiring its, his or her Membership Interests for investment and not with a view toward any resale or distribution thereof except in compliance with the Securities Act; such Member acknowledges that its, his or her Membership Interests have not been registered pursuant to the Securities Act and may not be Transferred in the absence of such registration or an exemption therefrom under the Securities Act; and such Member has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the risks of its, his or her investment in the Membership Interests and is capable of bearing the economic risks of the transactions contemplated by this Agreement; and

(g)   such Member is an informed and sophisticated participant in the transactions contemplated hereby and has undertaken such investigation, and has been provided with and has evaluated such documents and information, as it, he or she has deemed necessary in connection with the execution, delivery and performance of this Agreement and the investment in the Company; such Member acknowledges that it, he or she is relying on its, his or her own investigation and analysis in entering into the transactions contemplated hereby, including making its, his or her Capital Contribution, and has consulted its, his or her own legal, tax, financial and accounting advisors to determine the merits and risks thereof; and such Member has not relied on any due diligence investigation of any other Member or its advisors, or on any oral or written materials prepared or presented by any other Member or its, his or her advisors.

ARTICLE VII
DISTRIBUTIONS

Section 7.1.   Distributions.

(a)   Subject to Section 7.1(b), Section 7.2, and Section 7.3, and Section 13.2, the Board of Managers shall have sole discretion regarding the amounts and timing of distributions to Members, including to decide to forego payment of distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including present and anticipated debts and obligations, capital needs and expenses, and reasonable reserves for contingencies).

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate § 101.206 of the Act or other Law.

Section 7.2. <u>Priority of Distributions</u>. After making all distributions required for a given Fiscal Year under Section 7.3, and subject to the priority of distributions pursuant to Section 13.2(b), if applicable, all distributions determined to be made by the Board of Managers shall be made in the following manner:

(a) first, to the Class B Members pro rata in proportion to their holdings of Class B Interests, until the Class B Unreturned Capital Value in respect of all the Class B Interests owned by the Members as of the time of such distribution has been reduced to zero; and

(b) second, any remaining amounts to the Members holding Class A Interests and Class B Interests pro rata in proportion to their aggregate holdings of Class A Interests and Class B Interests treated as one class of Membership Interests.

Section 7.3. <u>Tax Distributions</u>. Notwithstanding anything else in Section 7.1 or Section 7.2 to the contrary, to the extent of available cash, as determined by the Board of Managers in its sole discretion exercised in good faith, if the Board of Managers determines that the taxable income of the Company for a taxable year will give rise to net taxable income to the Members, the Board of Managers shall cause the Company to make tax distributions to each Member in an amount equal to such Member's hypothetical tax liability on its allocable share of taxable income of the Company (determined based on such reasonable assumptions as the Board of Managers determines to be appropriate). Such tax distributions shall be made prior to making any other distributions pursuant to Section 7.2. Any tax distribution pursuant to this Section 7.3 shall be treated as an advance of, and shall reduce dollar-for-dollar, any distributions to which a Member would otherwise be entitled under Section 7.2 or Section 13.2(b), as applicable.

Section 7.4. <u>Distributions to Members Only</u>. All distributions made under this Article VII shall be made only to the Members of record in the Register of Members.


ARTICLE VIII
ALLOCATIONS


Section 8.1. <u>Allocations of Net Income and Net Loss</u>. For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss, or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 8.2, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the distributions that would be made to such Member pursuant to Section 13.2(b) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were distributed, in accordance with Section 13.2(b), to the Members immediately after making such allocations, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

Section 8.2.   Regulatory and Special Allocations. Notwithstanding the provisions of Section 8.1:

(a)   If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 8.2(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 8.2(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section 8.2(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)   The allocations set forth in Section 8.2(a), Section 8.2(b), and Section 8.2(c) above (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article VIII (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

(e)   The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulations Section 1.704-1(b)(4)(xii)(c) ("Forfeiture Allocations") result from the allocations of Net Income and Net Loss provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Net Income and Net Loss will be made in accordance with proposed Treasury Regulations Section 1.704-1(b)(4)(xii)(c) or any successor provision or guidance.

Section 8.3.   Tax Allocations.

(a)   Subject to Section 8.3(b) through Section 8.3(e), all income, gains, losses, and deductions of the Company shall be allocated, for federal, state, and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, and deductions among the

Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other applicable Law, the Company's subsequent income, gains, losses, and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)   Items of Company taxable income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credit, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   The Company shall make allocations pursuant to this Section 8.3 in accordance with the traditional method in accordance with Treasury Regulations Section 1.704-3(d).

(f)   Allocations pursuant to this Section 8.3 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, distributions, or other items pursuant to any provisions of this Agreement.

Section 8.4.   Allocations in Respect of Transferred Units. In the event of a Transfer of Membership Interests during any Fiscal Year made in compliance with the provisions of Article IV, Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company attributable to such Membership Interests for such Fiscal Year shall be determined using the interim closing of the books method.

Section 8.5.   Curative Allocations. In the event that the Partnership Representative determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss, or deduction is not specified in this Article VIII (an "Unallocated Item"), or that the allocation of any item of Company income, gain, loss, or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "Misallocated Item"), then the Board may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; provided, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and provided, further, that no such allocation shall have any material effect on the amounts distributable to any Member, including the amounts to be distributed upon the complete liquidation of the Company.

ARTICLE IX
MANAGEMENT OF THE COMPANY

Section 9.1.   Board of Managers.

(a)   The Company's business, properties and affairs shall be managed by a board of managers (the "Board" or "Board of Managers"), comprised of not less than one (1) nor more than seven (7) managers (each, a "Manager"). The number of initial Managers shall be three (3). The number of Managers may be increased or decreased only by agreement of (i) the Class A Members holding a majority of the Class A Interests and (ii) The Global Orphan Project, Inc ("Global Orphan"). Global Orphan shall have the right to designate at least one (1) Manager to the Board of Managers. Other than Global Orphan's designated Manager, the Managers will be elected by the Class A Members holding a majority of the Class A Interests. The initial Managers shall be Joshua Weigel, Rebekah Weigel, and Joseph Knittig (Global Orphan's designated Manager). Managers shall be elected at each annual meeting of the Class A Members and shall hold office until the next succeeding annual meeting of Class A Members or until their successors are elected and qualified.

(b)   Except as otherwise provided in this Agreement, in addition to any other rights and powers which it may possess, the Board of Managers shall have all specific rights and powers required for or appropriate to the operation and management of the business of the Company, which shall include, but shall not be limited to, the right and power:

(i)   entering into, making, and performing contracts, agreements, and other undertakings binding the Company that may be necessary, appropriate, or advisable in furtherance of the purposes of the Company and making all decisions and waivers thereunder;

(ii)   opening and maintaining bank and investment accounts and arrangements, drawing checks and other orders for the payment of money, and designating individuals with authority to sign or give instructions with respect to those accounts and arrangements;

(iii)   maintaining the assets of the Company in good order;

(iv)   collecting sums due the Company;

(v)   to the extent that funds of the Company are available therefor, paying debts and obligations of the Company;

(vi)   acquiring, utilizing for Company purposes, and disposing of any asset of the Company;

(vii)   borrowing money or otherwise committing the credit of the Company activities and voluntary prepayments or extensions of debt;

(viii)   selecting, removing, and changing the authority and responsibility of lawyers, accountants, and other advisers and consultants;

(ix)   retaining, terminating and setting compensation and benefits for the Company's employees and officers;

(x)   obtaining insurance for the Company; and

(xi)   designating one or more committees, each of which shall include one of the Managers, to exercise any authority of the Managers in the management, business and affairs of the Company.

Section 9.2.   Powers and Duties. Without the consent of both Class A and Class B Members holding a majority of the Class A Interests and Class B Interests, the Managers shall have no authority on behalf of the Company to:

(a)   Take any action that is inconsistent with the purposes described in Section 2.3 above;

(b)   Enter into any contract or reimburse any expense, including those of a Manager, that provide for payment to a private company or individual at above market rates;

(c)   seek the dissolution or winding up, in whole or in part, of the Company;

(d)   merge into or consolidate with any Person or to the fullest extent permitted by law, dissolve, terminate or liquidate, in whole or in part, transfer or otherwise dispose of all or substantially all of its assets or change its legal structure;

(e)   file a voluntary petition or otherwise initiate proceedings to have the Company adjudicated bankrupt or insolvent, or consent to the institution of bankruptcy or insolvency proceedings against the Company, or file a petition seeking or consenting to reorganization or relief of the Company as debtor under any applicable federal or state law relating to bankruptcy, insolvency, or other relief for debtors with respect to the Company; or seek or consent to the appointment of any trustee, receiver, conservator, assignee, custodian, liquidator (or other similar official) of the Company or of all or any substantial part of the properties and assets of the Company, or make any general assignment for the benefit of creditors of the Company, or admit in writing the inability of the Company to pay its debts generally as they become due or declare or effect a moratorium on the Company debt or take any action in furtherance of any such action; or

(f)   amend, modify or alter all or any portion of this Section 9.2.

Section 9.3.   Conflicts of Interest. Subject to the other express provisions of this Agreement, the Company may transact business with any Manager, Member, officer or Affiliate thereof, provided the contract or transaction is fair to the Company as of the time it is authorized or ratified in accordance with this Agreement.

Section 9.4.   Vacancies; Resignation. Any Manager position to be filled by reason of an increase in the number of Managers or other reason may be filled by election by the Class A Members holding a majority of the Class A Interests. Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the remaining Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

Section 9.5.   Removal. Any Manager may be removed, with or without cause, by the vote or consent of Class A Members holding a majority of the Class A Interests. Any Manager may also be removed for taking an action described in Section 9.2 above without the prior written consent of the Class B Members.

Section 9.6.   Reimbursement. A Manager is not required to advance any funds to pay costs and expenses of the Company. However, in the event the Manager advances such funds, the Manager shall be entitled to be reimbursed for out-of-pocket expenses incurred in the course of its service hereunder, including the portion of its overhead reasonably allocable to Company activities.

Section 9.7.   Liability to Third Parties. In no event shall a Manager or the Board of Managers be personally, individually liable for the debts, obligations or liabilities of the Company, including under a judgment decree or order of a court.

Section 9.8.   Exculpation and Indemnification.

(a)   Exculpation. The Board of Managers shall not be liable to the Company nor to any Member for any act or failure to act, nor for any errors of judgment, but only for such Manager's willful misconduct or gross negligence.

(b)   Indemnification. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees and other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company or the fact that such Covered Person is or was acting in connection with the business of the Company as a member, manager, officer, or employee of the Company or that such Covered Person is or was serving at the request of the Company as a member, officer, employee, or agent of the Company. In connection with the foregoing, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(c)   Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required, subject to this Section 9.8 each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 9.8; provided, that, if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 9.8, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(d)   Entitlement to Indemnity. The indemnification provided by this Section 9.8 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 9.8 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 9.8 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(e)   Insurance. To the extent available on commercially reasonable terms, the Board of Managers may cause the Company to purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board of Managers may determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(f)   Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, (i) any indemnity by the Company relating to the matters covered in this Section 9.8 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnity by the Company; and (ii) expenses incurred in defending such actions shall be paid only after receipt by the Company of an undertaking acceptable to the Board of Managers by or on behalf of the Covered Person to repay such amount if it shall ultimately be determined that the Covered Person is not entitled to be indemnified by the Company as authorized in this Section 9.8.

Section 9.9.   Conflicts of Interest. Subject to the other express provisions of this Agreement, the Company may transact business with any Manager, Member, officer or Affiliate thereof, provided the contract or transaction is fair to the Company as of the time it is authorized or ratified in accordance with this Agreement.

ARTICLE X
RIGHTS AND OBLIGATIONS OF MEMBERS

Section 10.1.   Limitation of Liability. No Member, in such capacity as a Member, shall have any liability under this Agreement, or for the debts, liabilities or obligations of the Company, except as provided in the Act.

Section 10.2.   Management of the Business. No Member or Members shall take part in the operation, management or control of the Company or have the power to sign documents for or otherwise bind the Company except, in each case, to the extent expressly granted to such Member(s) pursuant to the terms of this Agreement or as otherwise authorized by the Board of Managers.

Section 10.3.   Voting and Other Rights. Except as otherwise expressly provided in this Agreement or required by applicable Law, the Members shall have no voting rights or rights of approval, veto or consent or similar rights over any actions of the Company or the Board of Managers.

Section 10.4.   Outside Activities. Each Member and Manager may engage in or possess any interest in other investments, business ventures or Persons of any nature or description, independently or with others, similar or dissimilar to, or that competes with, the investments or business of the Company, and may provide advice and other assistance to any such investment, business venture or Person, the Members and the Company shall have no rights by virtue of this Agreement or, to the fullest extent permitted by applicable Law, any Law in and to such investments, business ventures or Persons or the income or profits derived therefrom, and the pursuit of any such investment or venture, even if competitive with the business of the Company, shall not be deemed wrongful or improper. No Member or Manager shall be obligated to present any particular investment or business opportunity to the

Company even if such opportunity is of a character that, if presented to the Company, could be pursued by the Company, and any Member or Manager shall have the right to pursue for its own account (individually or as a partner or a fiduciary) or to recommend to any other Person any such investment opportunity.

ARTICLE XI
TAX MATTERS

Section 11.1.   Tax Matters Representative. The Members hereby appoint Joshua Weigel as the "partnership representative" as provided in Code Section 6223(a) (the "Tax Matters Representative"). If Joshua Weigel ceases to be the Tax Matters Representative for any reason, the Board shall appoint a new Tax Matters Representative. The Tax Matters Representative shall appoint an individual meeting the requirements of Treasury Regulation Section 301.6223-1(c)(3) as the sole person authorized to represent the Tax Matters Representative in audits and other proceedings governed by the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the BBA (the "Revised Partnership Audit Rules"). The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any taxing authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. The Company and its Members shall be bound by the actions taken by the Tax Matters Representative. In the event of an audit of the Company that is subject to the Revised Partnership Audit Rules, the Tax Matters Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Tax Matters Representative or the Company under the Revised Partnership Audit Rules (including any election under Code Section 6226). If an election under Code Section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b). To the extent that the Tax Matters Representative does not make an election under Code Section 6221(b) or Code Section 6226, the Company shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4), and (5), to the extent such modification would reduce any taxes payable by the Company. Each Member agrees to cooperate with the Tax Matters Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Representative with respect to the conduct of examinations under the Revised Partnership Audit Rules; provided, that a Member shall not be required to file an amended federal income tax return, as described in Code Section 6225(c)(2)(A), or pay any tax due and provide information to the Internal Revenue Service as described in Code Section 6225(c)(2)(B).

Section 11.2.   Tax Withholding. To the extent the Company (or any entity in which the Company holds an interest) is required by Law to withhold or to make Tax payments on behalf of or with respect to any Member ("Tax Advances"), the Company may withhold such amounts and make such Tax payments as so required. Each Member shall furnish to the Company from time to time all such information as is required or otherwise reasonably requested by the Company (including certificates in the form prescribed by the Code or regulations thereunder or applicable state, local, or foreign Law) for the Company to ascertain whether and in what amount withholding is required in respect of such Member. All Tax Advances made on behalf of a Member shall be repaid by reducing the amount of the current or next succeeding distribution or distributions which would otherwise have been made to such Member or, if such distributions are not sufficient for that purpose, by so reducing the proceeds of liquidation otherwise payable to such Member. If a distribution to a Member is actually reduced as a result of a Tax Advance, for all other purposes of this Agreement such Member shall be treated as having received the amount of the distribution that is reduced by the Tax Advance. Each Member shall indemnify and hold harmless the Company and the other Members from and against any liability (including any liability for Taxes, penalties, additions to Tax or interest) with respect to income attributable to or distributions or other payments to such Member, other than any penalties, additions to Tax or interest that result from actual fraud or a willful violation of Law. The obligations of a Member set forth in this Section 11.2 shall survive the withdrawal of a Member from the Company or any Transfer of a Member's Membership Interest.

Section 11.3.   Imputed Underpayment. If the Company pays an imputed underpayment pursuant to Section 6225 of the Code to the extent possible, the portion thereof attributable to a Member shall be treated as a Tax Advance with respect to such Member under Section 11.2. To the extent that such portion of an imputed underpayment cannot be withheld from a current distribution, the Member (or former Member) shall be liable to the Company for the amount that cannot be so offset (including any liability for Taxes, penalties, additions to Tax or interest). The Company may elect the alternative set forth in Section 6226 of the Code instead of paying an imputed underpayment, in the discretion of the Partnership Representative.

Section 11.4.   Partnership Status. The Company intends to be classified and treated as a partnership for United States federal tax purposes. In connection therewith, the Members hereby consent to the making of any elections pursuant to Treasury Regulations Section 301.7701-3 consistent with such treatment and agree not to revoke any such elections. Each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

Section 11.5.   Prohibition on Certain Activities. If any Member of the company is tax-exempt under Section 501(c)(3) of the Code, the Company may not attempt to influence legislation or participate in any campaign activity for or against political candidates.

Section 11.6.   Tax Returns. The Company shall cause to be prepared and timely filed all federal, state, and local income tax returns or other returns or statements required by applicable Law. The Company shall claim deductions and make such elections for federal or state income tax purposes which the Company's tax advisers reasonably believe will produce favorable tax results for the Members. Specifically, the Company shall file as a partnership for U.S. federal, state and local income tax purposes. Within 90 days after the end of each taxable year, the Company shall send to each Member a copy of U.S. Internal Revenue Service Schedule K-1, and any comparable statements required by applicable state or local income tax Law, with respect to such taxable year. The Company also shall provide the Members with such other information as may be reasonably requested for purposes of allowing the Members to prepare and file their own Tax returns. The Company shall bear the cost of the preparation and filing of its Tax returns with respect to the Company but shall not bear any additional costs related primarily to any specific Member. Upon the request of a Member, the Company shall make available an estimate of taxable income of the Company allocated to such Member for such taxable year no earlier than 30 days following the end of the taxable year.

Section 11.7.   Financial Statements. The Company shall furnish to each Member the following reports:

(a)   Annual Financial Statements. As soon as available after the end of each Fiscal Year, consolidated balance sheets of the Company as at the end of each such Fiscal Year and consolidated statements of income, cash flows, and Members' equity for such Fiscal Year.

(b)   Quarterly Financial Statements. As soon as available after the end of each quarterly accounting period in each Fiscal Year (other than the last fiscal quarter of the Fiscal Year), consolidated balance sheets of the Company as at the end of each such fiscal quarter and for the current Fiscal Year to date and consolidated statements of income, cash flows, and Members' equity for such fiscal quarter and for the current Fiscal Year to date, in each case setting forth in comparative form the figures for the corresponding periods of the previous fiscal quarter, all in reasonable detail.

ARTICLE XII
BOOKS AND BANK ACCOUNTS

Section 12.1.   Maintenance of Books. The Board of Managers shall keep or cause to be kept at the Company's principal place of business complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. The Manager has the right to appoint service providers, including a third party administrator, to maintain the books and records of the Company.

Section 12.2.   Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Board, in such checking, savings, or other accounts, or held in its name in the form of such other investments as shall be designated by the Board. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such officer or officers as the Board may designate.

ARTICLE XIII
DISSOLUTION, WINDING-UP AND TERMINATION

Section 13.1.   Dissolution of the Company.

(a)   The Company shall be dissolved, and its affairs shall be wound up upon the first to occur of the following (each a "Dissolution Event"): (i) the Board of Managers determines to dissolve the Company; (ii) at any time when there are no Members; (iii) at such time as all of the assets of the Company have been converted into cash and cash equivalents (unless the Board of Managers otherwise determines); or (iv) the entry of a decree of judicial dissolution of the Company under the Act.

(b)   Effect of Retirement, Bankruptcy, Dissolution, Death, etc., of a Member. The retirement, withdrawal, bankruptcy, dissolution, death or adjudication of incompetency of any Member shall not, in and of itself, dissolve the Company. The Personal Representative of any Member or his or her estate, as the case may be, shall have all the rights of such Member for the purpose of settling or managing the estate and such power as such bankrupt, deceased or incompetent Member possessed to assign all or part of such Member's interest in the Company.

Section 13.2.   Winding-up and Termination. On the occurrence of a Dissolution Event, the Board of Managers (or, if there is no Manager, Members holding a majority in interest of the outstanding Class A Interests) shall select one or more Persons to act as liquidating trustee or may itself act as liquidating trustee. The liquidating trustee shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of winding up shall be borne as a Company expense, including reasonable compensation to the liquidating trustee. Until final distribution, the liquidating trustee shall continue to operate the Company properties with all of the power and authority of the Manager. Subject to the terms of the Act, the steps to be accomplished by the liquidating trustee are as follows:

(a)   as promptly as possible after dissolution and again after final winding up, the liquidating trustee shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations;

(b)   the liquidating trustee shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of applicable Law:

(i)   *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   *Second*, to the establishment of and additions to reserves that are determined by the Board in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   *Third*, to the Members in the same manner as Distributions are made under Section 7.2.

(c)   Discretion of Liquidating Trustee. Notwithstanding the provisions of Section 13.2(b) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 13.2(b), if upon dissolution of the Company the liquidating trustee determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the liquidating trustee may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.2(b), undivided interests in such Company assets as the liquidating trustee deems not suitable for liquidation. Any such distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the liquidating trustee deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value.

Section 13.3.   Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss, and other items of income, gain, loss, and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Board, the liquidating trustee or any other Member.

Section 13.4.   Termination. On completion of the distribution of the Company's assets as provided herein, the Manager or the liquidating trustees (or such other Person or Persons as the Act may require or permit) shall file such documents and take such other actions as may be necessary to terminate the existence of the Company. Upon satisfaction of all applicable matters required under the Act, the existence of the Company shall cease, except as may be otherwise provided by the Act or other applicable Law.

ARTICLE XIV
GENERAL PROVISIONS

Section 14.1. Offset. Whenever the Company is to pay any sum to any Member, any amounts that such Member, in such capacity as a Member, owes the Company may be deducted from that sum before payment.

Section 14.2. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14.2):

If to the Company or a Manager:	Possum Trot Film, LLC 704 Virginia Avenue Nacogdoches, TX 75964 E-mail: joshweigel@mac.com Attention: Joshua Weigel
with a copy to:	Conroy Baran, LLC 1316 Saint Louis Avenue, 2nd Floor Kansas City, MO 64101 E-mail: cstewart@conroybaran.com Attention: Chris Stewart

If to a Member, to such Member's respective mailing address as set forth on the Members Schedule or Managers Schedule, as applicable.

Section 14.3. Entire Agreement. This Agreement, together with the Certificate and all related Exhibits and Schedules, constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, records, representations, and warranties, both written and oral, whether express or implied, with respect to such subject matter.

Section 14.4. Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Party in the performance by that Party of its, his or her obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Party of the same or any other obligations of that Party with respect to the Company. Failure on the part of a Party to complain of any act of any other Party or to declare any other Party in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Party of its, his or her rights under this Agreement with respect to that default until the applicable statute-of-limitations period has run.

Section 14.5. Amendment or Restatement. This Agreement (including any Exhibit or Schedule hereto) may be amended, modified, supplemented or restated, and any provisions of this Agreement may be waived, with a written instrument adopted, executed and agreed to by the Board of Managers; provided, however, that the following changes require consent of Class B Members holding a majority of the Class B Interests:

        (a)   Any action resulting in a material adverse change to the rights of Class B Interests; and

        (b)   Any change to the purposes or activities of the Company.

Except as required by Law, no amendment, modification, supplement, discharge or waiver of or under this Agreement shall require the consent of any Person not a Party to this Agreement. The Company shall send to each Member a copy of any amendment to this Agreement (other than amendments solely to the Register of Members).

        Section 14.6.   Binding Effect. Subject to the restrictions on Transfers set forth in this Agreement, this Agreement shall be binding upon and shall inure to the benefit of the Company and each Member and their respective heirs, permitted successors, Permitted Transferees, Personal Representatives and other legal representatives; and by their signatures hereto, the Company and each Member intends to and does hereby become bound. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any Person other than the Parties and their respective permitted successors and assigns any legal or equitable right, remedy or claim under, in or in respect of this Agreement or any provision herein contained.

        Section 14.7.   Governing Law; Severability; Limitation of Liability.

        (a)   This Agreement shall be governed by and construed in accordance with, the laws of the State of Texas without giving effect to any otherwise governing principles of conflicts of law.

        (b)   In the event of a direct conflict between the provisions of this Agreement and any mandatory, non-waivable provision of the Act, such provision of the Act shall control. If any provision of the Act provides that it may be varied or superseded in a limited liability company agreement (or otherwise by agreement of the member of a limited liability company), such provision of the Act shall be deemed superseded and waived in its entirety if this Agreement contains a provision addressing the same issue or subject matter.

        (c)   If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of each such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

        (d)   To the fullest extent permitted by Law, neither the Company nor any Member shall be liable to any of the other such Parties for punitive, special, exemplary or consequential damages, including damages for loss of profits, loss of use or revenue or losses by reason of cost of capital, arising out of or relating to this Agreement or the transactions contemplated hereby, regardless of whether based on contract, tort (including negligence), strict liability, violation of any applicable deceptive trade practices act or similar Law or any other legal or equitable principle, and the Company and each Member releases each of the other such Parties from liability for any such damages.

        Section 14.8.   Counterparts. This Agreement may be executed in any number of counterparts (including facsimile or electronic signature counterparts), all of which together shall constitute a single instrument. It shall not be necessary that any counterpart be signed by each of the Members so long as each counterpart shall be signed by one or more of the Members and so long as the other Members shall sign at least one counterpart which shall be delivered to the Company.

Section 14.9. <u>Other Covenants</u>. Each Member entitled to vote on matters submitted to a vote of the Members, as the case may be, agrees to vote the Membership Interests owned by such Member upon all matters arising under this Agreement submitted to a vote of the Members, as the case may be, in a manner that will implement the terms of this Agreement.

Section 14.10. <u>No Third Party Beneficiaries</u>. This Agreement is not intended to confer any rights, benefits or remedies, obligations or liabilities upon, and shall not be enforceable by any Person other than the Members and the Company and their respective heirs, permitted successors, Permitted Transferees, Personal Representatives and other legal representatives, except as expressly contemplated by Section 9.8, which will be for the benefit of and enforceable by the Covered Persons as described therein.

Section 14.11. <u>Waiver of Jury Trial</u>. Each Party hereby acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such Party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 14.12. <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to this Agreement ("<u>Proceedings</u>"), the Parties irrevocably submit to the jurisdiction of the federal or state courts located in the Harris County, Texas, which submission will be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

Section 14.13. <u>Further Assurances</u>. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the undersigned have duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereto duly authorized) as of the day and year first written above.

COMPANY:

Possum Trot Film, LLC

By: Josh Weigel (Oct 26, 2021 15:56 CDT)
Name: Joshua Weigel
Title: CEO

MEMBERS:

Class A Member

Peacetree Productions, LLC

By: _Josh Weigel (Oct 26, 2021 15:56 CDT)_____
Name: Joshua Weigel
Title: Managing Member

Class B Member

Impact Investing Charitable Trust

Aimee Minnich
By: Aimee Minnich (Oct 26, 2021 14:58 CDT)_____
Name: Aimee Minnich
Title: General Counsel

Register of Members

As of October 15, 2021

Member	Class of Membership Interests	Membership Interests Percentage
Peacetree Productions, LLC Mailing Address: 30 N. Gould, Suite R Sheridan, WY 82801 Email: joshweigel@mac.com	Class A Membership Interests	1%
Impact Investing Charitable Trust Mailing Address: 8208 Melrose Dr. Lenexa, KS 66214 Email: aimee@impactfoundation.org	Class B Membership Interests	99%
Total Membership Interests Percentage		100%

EXHIBIT A
DEFINED TERMS

"Act" means the Texas Business Organizations Code, as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

(b) debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"BBA" means the Bipartisan Budget Act of 2015.

"Book Depreciation" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Board in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"Book Value" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

(c) the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Board, as of the following times:

(i) the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a *de minimis* amount;

(ii) the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company; and

(iii)   the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

provided, that an adjustment pursuant to clauses (i) or (ii) above need not be made if the Board reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this subsection (d) of this definition above to the extent that an adjustment pursuant to subsection (c) of this definition above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this subsection (d); and

(e)   if the Book Value of a Company asset has been determined pursuant to subsection (a) of this definition above or adjusted pursuant to subsection (c) or (d) of this definition above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"Business Day" means any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the State of Texas are authorized by Law to close.

"Capital Contribution" means, with respect to any Member, the total amount of cash and the initial Book Value of any non-cash property contributed by such Member to the capital of the Company.

"Class A Member" means a Member that or who is a holder of any Class A Interests.

"Class A Interests" means the percentage of Membership Interests designated as Class A Interests and having the rights and obligations specified in this Agreement, including any equity interest of the Company into which such Class A Interests may hereafter be converted, changed, reclassified, or exchanged.

"Class B Capital Value" means, for any Class B Interests at any time, the sum of the Capital Contributions attributable in respect of the acquisition of such Class B Interests.

"Class B Member" means a Member that or who is a holder of any Class B Interests.

"Class B Interests" means the percentage of Membership Interests designated as Class B Interests and having the rights and obligations specified in this Agreement, including any equity interest of the Company into which such Class B Interests may hereafter be converted, changed, reclassified, or exchanged.

"Class B Unreturned Capital Value" means, for any Class B Interests at any time, the amount of the Class B Capital Value for such Class B Interests, reduced by the aggregate amount of all distributions made by the Company in respect of such Class B Interests pursuant to Section 7.2(b) prior to such time.

"Code" means the United States Internal Revenue Code of 1986, as amended from time to time.

"Company Minimum Gain" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"Confidential Information" means all confidential or proprietary information (irrespective of the form of communication) of the Company furnished to or obtained by a Member or any of its, his or her Representatives, other than information which (i) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Member or Representative, (ii) was or becomes available to such Member or Representative on a non-confidential basis prior to disclosure to such Member or Representative, (iii) was or becomes available to such Member or Representative from a source other than the Company or its Representatives, *provided* that such source is not known by such Member or Representative to be bound by a confidentiality obligation to the Company, or (iv) is independently developed by such Member or Representative without the use of any such information received under this Agreement.

"Covered Person" means (a) each Member, (b) each Manager, and (c) each officer of the Company.

"Creditors' Rights" means applicable bankruptcy, insolvency or other similar laws relating to or affecting the enforcement of creditors' rights generally and to general principles of equity.

"Estate Planning Vehicle" means, with respect to any Person, (a) a revocable trust that is treated as a grantor trust for income tax purposes; provided, that and only so long as (i) the beneficiaries of such Estate Planning Vehicle include only such Person's Family Members; and (ii) the Transferor retains exclusive voting control over the Membership Interest so Transferred, in a trustee capacity or otherwise or (b) any other trust that is solely for bona fide estate planning purposes that shall not, and shall not be used to, circumvent the provisions herein; provided, that and only so long as the beneficiaries of such Estate Planning Vehicle include only such Person's Family Members.

"Fair Market Value" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Board based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant.

"Family Member" means, (i) with respect to an individual, such individual's present spouse, ex-spouse, the lineal descendants (including natural and adopted and step children) of the individual and/or his or her spouse, and the parents, brothers and sisters of any individual (whether adopted, natural or step), and (ii) with respect to an estate, the Personal Representative or any beneficiary thereof who was a spouse, brother or sister (whether whole or half-blood), lineal ancestor or descendant of the deceased (or the deceased's spouse) or a trustee or custodian for the benefit of any of them.

"Governmental Authority" means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) U.S. and other federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

"Law" means any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a Governmental Authority and shall include, for the avoidance of any doubt, the Act.

"Member" means a Person who owns Membership Interests and is admitted as a member in accordance with the terms of this Agreement and the Act. The Members shall constitute the "members" (as that term is defined in the Act) of the Company.

"Membership Interest" means an interest in the Company, including the right of the holder thereof to any and all benefits to which a holder thereof may be entitled as provided in this Agreement, together with the obligations of a holder thereof to comply with all of the terms and provisions of this Agreement, and having the rights and obligations specified with respect thereto in this Agreement.

"Member Nonrecourse Debt" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"Member Nonrecourse Deduction" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"Permitted Transferee" means (A) with respect to any Member that is an entity, (i) any affiliate of such Member; (ii) any successor entity of such Member; and (B) with respect to any Member that is a natural Person, any Family Member of such Member or, for estate planning purposes, any Estate Planning Vehicle of such Member; or (iii) any current Member of the Company.

"Person" means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any government or agency or political subdivision thereof.

"Personal Representative" means the trustee, executor, administrator, committee, guardian or other personal representative of any natural Person who has become bankrupt, deceased or subject to disability, or any successor or assignee thereof whether by operation of Law or otherwise.

"Net Income" and "Net Loss" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a)   any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b)   any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(i) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c)   any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d)   any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e)   if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"Nonrecourse Liability" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"Securities Act" means the Securities Act of 1933, as amended, and any successor statute thereto and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"Tax" means all taxes, charges, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other similar taxes, including any interest or penalties attributable thereto.

"Tax Year" means the Company's taxable year, which shall be the same as the Company's Fiscal Year, subject to Section 706 of the Code.

"Transfer" or "Transferred" means any direct or indirect transfer, sale, gift, assignment, exchange, mortgage, pledge, hypothecation, encumbrance or any other disposition (whether voluntary or involuntary or by operation of law) of any Membership Interests or any interest (pecuniary or otherwise) therein or rights thereto. "Transfer" when used as a noun shall have a correlative meaning. "Transferor" and "Transferee" mean a Person who makes or receives a Transfer, respectively.

"Treasury Regulations" means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code